UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2

Surge Global Energy, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

86880 T 10 0
(CUSIP Number)

November 29, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)
☒ Rule 13d-1 (c)
☐ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 7 Pages

CUSIP No. 86880 T 10	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gemini Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.76%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 86880 T 10	13G	Page 3 of 7 Pages

* SEE INSTRUCTIONS BEFORE FILLING OUT!
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gemini Strategies, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.76%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 86880 T 10	13G	Page 4 of 7 Pages

* SEE INSTRUCTIONS BEFORE FILLING OUT!
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven Winters
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.76%
12	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 86880 T 10	13G	Page 5 of 7 Pages

Item 1(a).	Name of Issuer: Surge Global Energy, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

12220 El Camino Real, Suite 410, San Diego, California 92130

Item 2(a).	Name of Persons Filing:

Gemini Master Fund Ltd
Gemini Strategies LLC
Steven Winters
All of the securities covered by this report are owned directly by Gemini Master Fund Ltd. Gemini Strategies LLC is the Investment Manager to Gemini Master Fund Ltd. Steven Winters is the Sole Managing Member of Gemini Strategies LLC. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that either Gemini Strategies LLC or Steven Winters is the beneficial owner of any of the securities covered by this statement.

Item 2(b).	Address of Principal Business Office or if none, Residence:

Address for all filers: 12220 El Camino Real, Suite 400, San Diego, California 92130

Item 2(c).	Citizenship: Gemini Master Fund Ltd was organized under the laws of the Cayman Islands.

Gemini Strategies LLC was formed under the laws of the State of Delaware

Steven Winters is a United States citizen.

Item 2(d).	Title of Class of Securities: Common Stock, $.001 par value

Item 2(e).	CUSIP Number: 86880 T 10 0

Item 3.	Not Applicable

Item 4.	Ownership:

(a)	Amount Beneficially Owned: 2,000,000 shares

(b)	Percent of Class: 6.76%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 2,000,000

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 2,000,000

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

CUSIP No. 86880 T 10	13G	Page 6 of 7 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 86880 T 10	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
December 8 , 2006

GEMINI MASTER FUND LTD

By	/s/ Steven Winters
Name:	Steven Winters
Title:	President

GEMINI STRATEGIES LLC

By:	/s/ Steven Winters
Name:	Steven Winters
Title:	President

/s/Steven Winters
Steven Winters